May 15, 2006

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Playtex Products, Inc. – Form 10-K for the year ended December 31, 2005

Ladies and Gentlemen:

          Playtex Products, Inc. (the “Company” or “Playtex”) hereby submits the responses of the Company to comments received from the Staff of the Commission in a letter from Mr. George F. Ohsiek, Jr., dated May 3, 2006 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.

          In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert comments provided by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Company further understands that the Division of Enforcement has access to all information that Playtex provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

Year Ended December 31, 2005 Compared to Year Ended December 25, 2004, page 15.

1.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods in total and by segment, please quantify the extent to which each change contributed to the overall change in that line item.  Also, disclose the extent to which changes in revenues are attributable to price and/or volume increases.  For example, with respect to the increase in net sales in the Feminine Care segment, you should quantify the impact of the increased shipments of Gentle Glide versus the offsetting impact of the reduced prices on Beyond.  See item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment #1

Playtex acknowledges the Staff’s comment and has reviewed item 303(a) of Regulation S-K and SEC Release No. 33-8350.  We have prepared our recently filed quarterly report on Form 10-Q for the first quarter of 2006 in light of these requirements and all future filings will be prepared in a similar manner.

In addition, Playtex advises the Staff that it has not included a volume/price analysis in discussing changes in revenue due to the fact that the Company has not taken any significant pricing action on its products in several periods.  The competitive nature of the consumer packaged goods industry has prohibited the Company from taking any material pricing action. The only meaningful pricing action in the period reported in our Form 10-K for the year ended December 31, 2005 was the referenced price reduction on our Beyond product.  While we provided this insight in our discussion because we believed it to be relevant to the change in strategic positioning of the Beyond brand that this price decrease signified, the impact on the Company’s total revenue and total Feminine Care revenue was less than $2 million, or less than 0.4% of total net sales and less than 1.0% of total Feminine Care net sales, which the Company did not believe was material to the understanding of the business trends.

Contractual Obligations, page 20

2.	Please revise your table of contractual cash obligations to include the following:

	A)	Estimated interest payments on your debt; and

	B)	Required funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  We assume that estimated interest payment information is readily available since the vast majority of your indebtedness is comprised of fixed rate notes.  If you continue to choose not to include these payments, you should revise your footnotes to the table to discuss the cash requirements for interest, post-employment benefits and any other additional items that are material to an understanding of your cash requirements.  See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 23, 2003, available at www.sec.gov.

Response to Comment #2

Playtex acknowledges the Staff’s comment and has reviewed Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 23, 2003.    In light of the guidance noted in the Commission’s release, a disclosure regarding the Company’s contractual interest obligations has been added to the first quarter 2006 report on Form 10-Q in the Liquidity and Capital Resources section of the MD&A.  The Company advises the Staff that this disclosure will be included in the Contractual Obligations table for all future filings, where such a table is required.  Playtex also notes that this information will complement the extensive disclosures surrounding Long-Term Debt included in Footnote #7 to the Consolidated Financial Statements, which provides the information needed to understand the Company’s contractual interest obligations as the vast majority of the Company’s debt, as acknowledged by the Staff in its comment letter, was fixed rate notes.

Playtex also advises the Staff that the Company evaluated the funding requirements for pension and post-retirement benefits when developing the Contractual Obligations table and concluded that such funding requirements were not material to the Company’s cash flow as they were estimated to be $2 million per year in the aggregate, for each of the next three years.  Playtex also notes that this information was disclosed in Footnote #13 to the consolidated financial statements.

Item 9A. Controls and Procedures, page 24

3.

You state that your certifying officers concluded that your disclosure controls and procedures were effective “to ensure that material information required to be disclosed by (you) in the reports (you) file or submit under the Exchange Act is recorded, summarized and reported within the time periods specified in the SEC’s rules and forms.”  In future filings, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act rule 13a – 15(e).  In particular, you should state whether the certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is not only recorded, summarized and reported, but also “processed” within the time periods specified in the SEC’s rules and forms.  Further state, if true, whether the same officers concluded the controls and procedures were effective in

“ensuring that information required to be disclosed by you in the reports that you file and submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.”  See Exchange Act Rule 13a-15(e).  Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in the filing.

Response to Comment #3

Playtex acknowledges the Staff’s comment and confirms that the Company’s future disclosures regarding the effectiveness of the Company’s disclosure controls and procedures will include the entire definition as stated in Exchange Act Rule 13a-15(e).  This language has been updated and included in the Company’s recent first quarter 2006 filing on Form 10-Q.   In addition, Playtex confirms that our conclusion as to the effectiveness of the Company’s disclosure controls and procedures would not change had the language in our Annual Report on Form 10-K for the year ended December 31, 2005 included the full definition as required under Exchange Act Rule 13a-15(e).

Note 4. (Loss) Gain on Sale of Assets, page F-13

4.

Please explain to us in detail how you determined not to report the results of operations and related gains and losses on the sale of your non-core brand assets as discontinued operations.  If you determined that the individual and/or aggregate non-core brand assets did not represent a “component” as that term is contemplated in paragraph 41 of SFAS 144, please advise us in detail as to how you arrived at this conclusion.  In this connection, your disclosures throughout the document, including your presentation of non-core assets as a SFAS 131 reportable segment suggest that the operations and cash flows of your non-core brand assets are clearly distinguishable, operationally and for financial reporting purposes, from the rest of the entity.

Response to Comment #4

Playtex acknowledges the Staff’s comment and provides the following analysis related to the accounting treatment of the sale of certain brand assets.  As noted in the disclosures provided, the sale of brand assets in late 2005 included certain intellectual property, inventory, molds and equipment.  The Company evaluated the requirements of paragraphs 41 and 42 of SFAS No. 144 to ascertain the appropriate accounting treatment for the sold assets and concluded the divested assets did not constitute a “component of an entity”.

As described in paragraph 41 of SFAS No. 144, a “component of an entity” comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  Playtex advises the Staff that the Company is a leading manufacturer, marketer and distributor of a diversified portfolio of well-recognized consumer products sold primarily to retailers in the United States.  While the Company distributes products under several well-known brand names, all of its operations are fully integrated and no brand or collection of brands have clearly distinguishable operations, including the brand assets sold in late 2005.

Playtex further advises the Staff that the divested assets did not include certain necessary inputs and operational infrastructure that would allow the brand assets to operate as a self-sustaining business.  The Asset Purchase Agreement specifically discussed “excluded” assets, including accounting services, software, employees, human resources, information technology, marketing, research & development, warehousing/distribution, general corporate services, amongst others, since none of these “assets” were distinguishable to the divested assets and were required by Playtex to continue to operate its remaining brands after the asset sale.

To share additional insight with the Staff regarding the operational interrelationship of the divested brand assets to the Company’s overall business, Playtex advises the Staff that the Company operated the divested brand assets as part of a fully integrated consumer products company.  There were no distinct sales, marketing, research & development, distribution, or administrative support personnel associated with the divested brand assets.  In addition, there were no distinct systems, processes or other infrastructure that was unique to the divested brand assets.  All purchase orders received from the Company’s customers include all of the products sold by the Company and all invoices produced by the Company include sales of product in all categories.  From a manufacturing perspective, certain divested brand assets (Mr. Bubble and Chubs only) were manufactured in the Company’s facilities.  However, no manufacturing operations or facilities were included in the sale as the internal manufacturing of these divested brand assets was immaterial to the overall plant output.  Third party contract manufacturers performed the majority of the manufacturing related to the divested brand assets.   With respect to supplier agreements, certain supply agreements were assigned to the buyer of the divested brands.  However, the majority of the supply agreements were not assigned as the contract manufacturers produce a variety of other products for the Company in addition to the divested brands.  As a result, the buyer of the sold assets was required to find alternate sources of supply or negotiate a separate supply agreement.

Based on the above analysis, Playtex concluded that the divested brand assets did not comprise operations that could be clearly distinguished, operationally, from the rest of the Company. Therefore, the divested assets did not meet the definition of a “component of an entity”.  As a result, in accordance with SFAS No. 144, the Company did not present the sale of these assets as discontinued operations.

Playtex further acknowledges that the Company’s disclosures within the 2005 Form 10-K, including its presentation of non-core assets as a SFAS No. 131 reportable segment, may suggest that the operations and cash flows of the Company’s non-core brand assets are clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Playtex advises the Staff that the Company’s identification of its reportable segments considered the guidance as required in paragraph 10 of SFAS No. 131, resulting in the reportable segments as disclosed in Footnote #14 to the Company’s consolidated financial statements.  As set forth in Footnote #14, the Company’s reportable segments consisted of three core operating segments (Feminine Care, Skin Care and Infant Care) and one additional brand grouping classified as “non-core”.  As it relates to the Company’s three core operating segments, its conclusion was based on the following:

•	Each segment engages in activities from which it earns revenues and incurs expenses,

•

Each segment’s operating results are regularly reviewed by the Company’s chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess performance, and

•	Each segment has discreet financial information available.

As it relates to the additional brand grouping classified as “non-core”, the Company had several other brands, which were unrelated, and which did not fit into one of the Company’s three core operating segments.  No resource allocation decisions were being made for these brands in light of their non-strategic nature.  For purposes of segment reporting under SFAS No. 131, these brands were accumulated under a caption titled “non-core”.

The Company believes that the accumulation of these individual brands and presentation as a single, non-core segment is consistent with the objective and basic principles of SFAS No. 131, which is to provide information about the different types of business activities in which the Company engages to help users better understand the Company’s performance, better assess its prospects for the future and make more informed judgments about the Company as a whole.  While the brands were unrelated, the fact that each was deemed non-strategic to the Company’s long-range objectives provided a basis for accumulation, which provided the reader with a better insight into the Company’s business.  The Company’s decision to present the non-core brands in this manner also considered the guidance in paragraph 8 of SFAS No. 131, which indicates that nothing in SFAS No. 131 is intended to discourage an enterprise from reporting additional information specific to the enterprise or to a particular line of business that may contribute to an understanding of the enterprise.

Consistent with the intent to provide additional information to contribute to a reader’s understanding of Playtex, the Company accumulated the specific financial information it historically disclosed in its business segment footnote for each of the divested brands and reported this under the caption “divested”.  So, while the Company concluded that the divested assets did not meet the conditions for discontinued operations treatment for accounting purposes, the Company provided disclosures in Footnote #14 to the consolidated financial statements as of December 31, 2005, which provided the reader with insight into the financial impact of the divestiture on operating income to ensure greater transparency.

Note 13. Pension and Other Postretirement Benefits, page F-23

5.

With respect to your Other Postretirement Benefits, we note that you include the rate of compensation increase as an assumption used to determine benefit obligations and net periodic benefit cost.  Please tell us and disclose in future filings the specific terms of such plans that are salary related.  Based on the current disclosure, it is unclear why such an assumption would be relevant.

Response to Comment #5

Playtex advises the Staff that the inclusion of the rate of compensation increase as an assumption used to determine benefit obligations for the Company’s Other Postretirement Benefits was an oversight in the preparation of the table.  Playtex confirms that the rate of compensation increase will only be included in the assumptions table for our pension benefit in future filings.

6.

Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response to Comment #6

Playtex acknowledges the Staff’s comment and advises the Staff that in determining the expected return on plan assets, the market-related value of plan assets is equal to fair value.  Playtex further advises that a disclosure of this methodology has been added to the Pension and Postretirement Benefits footnote in the Company’s quarterly report on Form 10-Q for the first quarter of 2006 and will be included in future filings.

Note 14. Business Segments and Geographic Information, page F-28

7.	Please disclose goodwill by reportable segment as required by paragraph 45 of SFAS 142.

Response to Comment #7

The Company has reviewed the disclosure requirements related to goodwill provided in paragraph 45 of SFAS 142 and advises the Staff that it has disclosed goodwill by segment in the Company’s segment footnote for the first quarter 2006 filing on Form 10-Q and will be provide this data in accordance with paragraph 45 of SFAS 142 in all future filings, as required.

Exhibits 31.1 and 31.2

8.

In future filings, please eliminate the reference to the CEO and CFO’s titles in the introductory paragraph of the Section 302 certifications.  Refer to Item 601(b)(31) of Regulation S-K.  Also confirm to us that the inclusion of titles was not intended to limit the capacity in which the certifications were provided.

Response to Comment #8

Playtex acknowledges the Staff’s comment and advises the Staff that it has removed the reference to the CEO and CFO’s titles for its recently filed first quarter 2006 10-Q and will do so in all future filings.  In addition, Playtex confirms that the inclusion of the titles was not intended to limit the capacity in which the certifications were provided.

*     *     *

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 203-341-4119.

Very truly yours,

/s/ Kris J. Kelley

Kris J. Kelley, EVP & CFO